Press Release	April 1, 2026

Largo Reports Fourth Quarter and Full Year 2025 Financial Results Reflecting the Impact of U.S. Tariffs on Q4 2025 sales; Stronger Operating Momentum with Further Positive Copper-Platinum Group Metals Flotation Test Results and Benefit from Recent U.S. Tariff Relief Entering 2026

All amounts expressed are in U.S. dollars, denoted by "$".

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces financial and operating results for the three months and year ended December 31, 2025.

Mr. Daniel Tellechea, Co-Chief Executive Officer of Largo, stated: "2025 was a year of several challenges but also of operational improvements at Maracás Menchen mine. We finished the year with stronger production momentum and improved mine access, which helped us reach our annual production and sales within our guidance ranges. The progress achieved through our turnaround initiatives, together with higher ore availability and improved operating stability in the second half of the year, provides a stronger foundation as we enter 2026. Our focus remains on disciplined execution of the mine plan, cost control, and continued operational consistency."

Mr. J. Alberto Arias, Co-Chief Executive Officer of Largo, added: "In addition to the stronger operating base, we are encouraged by recent developments in the vanadium market and by the progress in evaluating the addition of copper and precious group metals as potential near future by-products of our operations using our existing ore processing infrastructure. The strengthening of ferrovanadium prices in the U.S. and Europe in early 2026, together with the recent reduction in U.S. tariff barriers on Brazilian products, has supported a more constructive commercial outlook. Largo remains well-positioned to benefit from these trends after demonstrating its reliability as a Western-aligned primary vanadium producer during the severely depressed market conditions of 2025."

Q4 2025 and Full Year 2025 Highlights

Operation Highlights

  Total ore mined of 665,953 tonnes in Q4 2025 vs. 476,742 tonnes in Q4 2024, a 40% increase, reflecting improved mine access and stronger mine sequencing during the second half of 2025. The effective grade of ore mined improved to 0.53% from 0.49%.

  Q4 2025 Vanadium Pentoxide production of 2,961 tonnes represented a 67% increase over the 1,775 tonnes in Q4 2024 and a 12% increase over the 2,636 tonnes in Q3 2025. Production continued to improve throughout the second half of 2025, supported by enhanced access to the 180 bench in the western basin of the mine and improved operational coordination. For the full year 2025, production was 9,150 tonnes, within the Company's annual production guidance range of 9,000 - 11,000 tonnes.

  During 2025, Largo also advanced the installation of additional flotation cell circuits to increase ilmenite concentrate production capacity to 115,000 tonnes annually from 42,000 tonnes annually and resumed ilmenite circuit operations in November 2025.

Commercial Highlights

  Sales volume totaled 2,396 tonnes of Vanadium Pentoxide in Q4 2025, including 780 tonnes related to the Company's inventory supply agreement. This volume decreased 21% compared to 3,033 tonnes sold in Q4 2024 due to the impact of U.S. tariffs, which made sales of high purity vanadium, one of Largo's highest premium products, uneconomical in the U.S., contributed to order and contract cancellation, and led to an inventory buildup in excess of 300 tonnes in bonded warehouses in Baltimore, MD. The disruption also required the Company to shift volumes toward standard-grade material, which in turn supported the fulfillment of previously delayed contractual deliveries following lower production earlier in the year. Full year 2025 sales of 8,686 tonnes of Vanadium Pentoxide were 10% lower than 9,600 tonnes in 2024.

  Sales of Ilmenite concentrate, a by-product of the vanadium operation, totaled 12,930 tonnes in Q4 2025 vs. 10,570 tonnes in Q4 2024; full year 2025 ilmenite concentrate sales amounted to 33,959 tonnes compared to 42,916 tonnes in 2024, due to the temporary shutdown of the plant during Q4 2025 to expand its flotation circuit capacity.

  Vanadium market conditions remained mixed through Q4 2025, particularly in Europe, where uneven demand across key steel and alloy end markets persisted. Vanadium pentoxide ("V2O5") pricing remained below historical levels, with the average benchmark price at $5.86/lb in Q4 2025 vs. $5.34/lb in Q4 2024, and $5.89/lb as at year-end 2025 vs. $5.37/lb a year earlier. Ferrovanadium ("FeV") pricing remained under pressure, reflecting softer demand from the steel sector and continued global supply availability, with the average benchmark price at $23.85/kg in Q4 2025 vs. $26.04/kg in Q4 2024, and $23.83/kg as at year-end 2025 vs. $25.38/kg a year earlier.

Financial Highlights

  Revenues of $22.3 million in Q4 2025 vs. revenues of $24.3 million in Q4 2024, an 8% decrease; full year 2025 revenues of $109.9 million vs. $124.9 million in 2024, a 12% decrease. Revenues in Q4 2025 were affected by lower sales volumes due to the 50% U.S. import tariff on Brazil, which impacted Largo's high purity vanadium products used primarily in the aerospace and defense industries.

  Revenues per lb sold of V2O5 equivalent reached $5.78 in Q4 2025 vs $5.70 in Q4 2024, and $6.07 in 2025 vs. $6.40 in 2024.

  Adjusted cash operating costs excluding royalties1 were $3.22/lb sold in Q4 2025 vs. $3.05/lb sold in Q4 2024; full year 2025 adjusted cash operating costs excluding royalties were $3.32/lb sold, an 18% improvement over $4.05/lb sold in 2024, reflecting the Company's operating cost reduction strategy and efficiency improvements.

  Cash provided before working capital items1 was negative $3.9 million in Q4 2025, compared with positive $5.8 million in Q4 2024. For the full year 2025, cash used before working capital items was $2.8 million, compared with cash provided before working capital items of $3.2 million in 2024.

  Q4 2025 adjusted EBITDA1 was negative $6.6 million, compared to positive $2.3 million in Q4 2024, while Mining Operations Adjusted EBITDA was negative $3.6 million, compared to positive $4.5 million in Q4 2024. For the full year 2025, adjusted EBITDA was negative $7.4 million, and Mining Operations Adjusted EBITDA was positive $2.3 million.

  Net loss of $17.2 million for Q4 2025 (including a net gain of $40 thousand in non-recurring items), compared to a net loss of $13.0 million in Q4 2024 (including a net loss of $2.5 million in non-recurring items). This change was mainly due to an 8% decline in revenues, partially offset by a 15% reduction in operating costs. For the full year 2025, the Company posted a net loss of $68.7 million (including $33.3 million in non-recurring items), compared to a net loss of $50.6 million in 2024 (including $18.7 million in non-recurring items), primarily driven by a 12% decrease in revenues.

  Basic loss per share of $0.22 in Q4 2025 (including less than $0.01 per share in non-recurring items) vs. $0.19 (including $0.04 per share in non-recurring items) in Q4 2024; full year 2025 basic loss per share of $1.01 (including $0.49 per share in non-recurring items) vs. $0.78 in 2024 (including $0.29 per share in non-recurring items).

  The Company ended 2025 with a cash balance of $9.7 million and debt of $107.1 million. During 2025, Largo amended Brazilian debt facilities and deferred principal repayments to September 2026. After year-end, the Company continued to pursue additional financing flexibility, including its ATM program.

Financial and Operational Results - Highlights

thousands of U.S. dollars, except as otherwise stated	Q4 2025	Q4 2024	Change
Revenues	22,271	24,268	-8.2%
Operating costs	(25,792)	(30,194)	-14.6%
Net loss	(17,165)	(12,990)	32.1%
Basic loss per share	(0.22)	(0.19)	15.8%
Adjusted EBITDA[1]	(6,475)	2,337	-377.0%
Mining operations adjusted EBITDA[1]	(3,540)	4,466	-181.3%
Cash provided (used) before working capital items	(3,913)	5,759	-167.9%
Cash operating costs excl. royalties1 ($/lb)	3.31	3.67	-9.3%
Adjusted cash operating costs excl. royalties1 ($/lb)	3.22	3.05	6.6%
Cash	9,716*	22,106**	-56.1%
Debt	107,066*	92,280**	16.0%
Total mined - dry basis (tonnes)	2,867,587	3,673,416	-21.9%
Total ore mined (tonnes)	665,953	476,742	39.7%
Effective grade[2] of ore mined (%)	0.53	0.49	8.2%
V2O5 equivalent produced (tonnes)	2,961	1,775	66.8%
V2O5 equivalent sales (tonnes)	2,396	3,033	-21.0%
Ilmenite concentrate produced (tonnes)	7,328	10,292	-28.80%

* As of December 31, 2025.  ** As of December 31, 2024
1 The cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, Adjusted EBITDA, Mining operations adjusted EBITDA, revenues per pound per pound sold are reported on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release. Revenues per pound sold are calculated based on the quantity of V2O5 sold during the stated period.
2 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate

thousands of U.S. dollars, except as otherwise stated	2025	2024	Change
Revenues	109,887	124,920	-12.0%
Operating costs	(132,640)	(145,818)	-9.0%
Net loss	(68,738)	(50,565)	35.9%
Basic loss per share	(1.01)	(0.78)	29.5%
Adjusted EBITDA[1]	(7,264)	(2,076)	254.3%
Mining operations adjusted EBITDA[1]	2,403	7,976	-71.0%
Cash provided (used) before working capital items	(2,803)	3,234	-186.7%
Cash operating costs excl. royalties[1] ($/lb)	4.53	4.84	-6.2%
Adjusted cash operating costs excl. royalties[1] ($/lb)	3.32	4.05	-18.0%
Cash	9,716*	22,106**	-56.1%
Debt	107,066*	92,280**	16.0%
Total mined - dry basis (tonnes)	14,928,193	13,949,665	7.0%
Total ore mined (tonnes)	2,209,355	2,249,759	-1.8%
Effective grade[2] of ore mined (%)	0.50	0.63	-20.6%
V2O5 equivalent produced (tonnes)	9,150	9,264	-1.2%
V2O5 equivalent sales (tonnes)	8,686	9,600	-9.5%
Ilmenite concentrate produced (tonnes)	30,282	44,863	-32.5%

* As of December 31, 2025.  ** As of December 31, 2024
1 The cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, Adjusted EBITDA, Mining operations adjusted EBITDA, revenues per pound per pound sold are reported on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release. Revenues per pound sold are calculated based on the quantity of V2O5 sold during the stated period.
2 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate

Subsequent Events

Impact of the 50% U.S. Tariff Relief in February 2026

Since the elimination of the 50% tariffs in February 2026, Largo has been able to sell its high-purity vanadium inventory accumulated since 2025 in bonded warehouses in Baltimore, MD. Largo is now restarting its high-purity vanadium production, which had been temporarily halted as a result of the unfavorable tariff events in Q3 and Q4 2025.

Largo is now increasing its sales in the U.S. following the import tariff reduction to benefit from the significant price premium for FeV in the U.S. relative to other regions.

ATM Financing Update and Added Financial Flexibility

Subsequent to year-end, Largo established an ATM program under which it may issue common shares for aggregate gross proceeds of up to $60.0 million. As of March 27, 2026, the Company had issued 13,630,989 common shares under the ATM Program, generating total net proceeds of $19.5 million, at an average price of $1.48 per share, providing the Company with financial flexibility to reduce working capital constraints and implement further operational improvements.

Renegotiation of Promissory Note with ARG

On January 12, 2026, the Company extended its promissory note with ARG International AG in the principal amount of $6 million until February 2027, under the same terms announced in the August 11, 2025 press release, plus a 1% extension fee.

Storion Investment

During the first quarter of 2026, Storion raised $10 million through the issuance of approximately 6.1 million preferred units. As a result of this capital raise, Largo's ownership and percentage interest in Storion decreased from 50% to approximately 37%. Additionally, the Company's board representation was reduced from two nominees to one.

Further Positive Copper and Platinum Group Metals Flotation Test Results

The Company continues to assess the potential for copper and precious metals concentrate production potential with tests using part of its flotation plant circuits. Concentrate results from these tests, analyzed externally at a certified laboratory, yielded 17% Copper, 14.3 grams per ton ("gpt") Gold, 16.2 gpt Platinum, 13.2 gpt Palladium, 69 gpt Silver, 0.8% Nickel, and 0.7% Cobalt. This new data is based on four days of continuous industrial-scale operation using current mine feed from the Maracas Menchen mine and indicates significantly higher values than the prior tests Largo reported in its February 5, 2026 press release, which were based on a composite of the top 12 results out of 45 conventional laboratory flotation test results.  Largo's operating team is currently preparing technical reports to quantify the reserves of these new elements, along with an economic analysis of the potential addition of these elements as by-products of Largo's existing operations.

Vanadium Market Update

Vanadium market conditions have improved materially since our update of February 23, 2026, with U.S. FeV prices continuing to strengthen and European FeV prices also increasing. Structural supply constraints remain critical in the U.S. market, including limited conversion capacity and trade-related restrictions.

Year to date, U.S. FeV prices have increased 89% and European FeV prices have increased 23%.

More broadly, key drivers of this price upturn are strong demand from vanadium flow battery projects, especially in China, regulatory changes on the vanadium content of steel products in India, and signs of market improvement in Chinese steel demand prospects, based on our recent visit to Asian customers. European demand remains soft.

Largo remains a western-aligned primary vanadium producer capable of supplying both ferrovanadium and high-purity vanadium products, essential to the aerospace and defense industries. With lower tariff constraints, Largo is well-positioned to add more primary units to the U.S. market and enhance supply security for U.S. customers.

2026 Guidance

Largo is reiterating its 2026 vanadium guidance as previously disclosed on February 5, 2026. The Company continues to expect annual V2O5 equivalent production of 10,500 to 12,000 tonnes, annual V2O5 equivalent sales of 7,500 to 9,500 tonnes, and adjusted cash operating costs excluding royalties of $3.50/lb to $4.50/lb sold.

The Company's 2026 guidance is presented on a business-as-usual basis and reflects management's current expectations for improved mine access, higher ore availability, and the continued impact of operational enhancements implemented during 2025. The Company has also committed a significant portion of its expected monthly production in 2026 to sales of its VPURE+® and VPURE® products, as well as FeV produced from VPURE®. Sales guidance does not include purchased products or any sold material related to the Company's vanadium inventory supply agreement.

2026 Guidance
Annual V2O5 equivalent production	tonnes	10,500 - 12,000
Annual V2O5 equivalent sales[1]	tonnes	7,500 - 9,500

Adjusted cash operating costs excluding royalties per pound[2]	$/lb	3.50 - 4.50

Vanadium	Q1		Q2		Q3		Q4		2026
	Low	High	Low	High	Low	High	Low	High	Low	High
Production (tonnes V2O5)	2,400	2,700	2,500	3,000	2,600	3,100	3,000	3,200	10,500	12,000

Sales[1] (tonnes V2O5)	1,500	2,000	2,000	2,500	2,000	2,500	2,000	2,500	7,500	9,500

  Sales guidance does not include purchased products or any sold material related to the Company's vanadium inventory supply agreement.
  Adjusted cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

The Company continues to monitor market conditions, geopolitical developments, and trade-related uncertainties, including the potential impact of new tariffs on imports from Brazil to the U.S., the rising energy costs particularly oil on the company's production costs and may revise its guidance if operating assumptions or market conditions materially change.

The information provided within this release should be read in conjunction with Largo's annual consolidated financial statements for the years ended December 31, 2025 and 2024 and its management's discussion and analysis ("MD&A") for the year ended December 31, 2025, which are available on the Company's website and on its profiles on SEDAR+ and the Securities and Exchange Commission.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 37.4% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and 100% interest in the Currais Novos Tungsten Tailing Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward‐looking information in this press release may include, but is not limited to, the ability of the Company to continue as a going concern, the ability of the Company to keep the Maracás Menchen Mine operating, the timing and amount of estimated future production and sales; the future price of commodities; Company's positioning to supply FeV to the U.S. market pending potential tariff developments; the impact of reduced tariffs on the U.S. vanadium market and the Company's ability to capitalize on such reduction; the future of FeV prices and the Company's ability to benefit from the strengthening of those prices; the Company's ability to explore and commercialize copper and PMGs concentrates; the Company's 2026 guidance; the Company's future strategy; the Company's ability to benefit from reductions in U.S. tariff barriers; and management's expectations for improved mine access, higher ore availability and the impact of operational enhancements implemented during 2025.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine; the availability of financing for operations and development; the Company's ability to fund operations and meet its financial obligations as they come due; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; the ability to obtain funding through government grants and awards for the Green Energy sector; that the Company's current plans for vanadium and ilmenite can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; that the Company will enter into agreements for the sales of vanadium and ilmenite on favourable terms and for the sale of substantially all of its annual production capacity; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; uncertainty regarding future sales volumes and customer demand; changes in global trade policies, including the imposition of tariffs or other trade restrictions by the United States or other jurisdictions.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply.

Trademarks are owned by Largo Inc.

Non-GAAP Measures

The Company uses certain non-GAAP measures, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-IFRS financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound

The Company refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 23 as per the 2025 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Revenues - V2O5 produced[1]	$3,970	$10,271	$37,835	$57,446
V2O5 sold - produced (000s lb)	773	2,053	6,468	9,332
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$5.14	$5.00	$5.85	$6.16

Revenues - V2O5 purchased[1]	$-	$-	$13	$988
V2O5 sold - purchased (000s lb)	-	-	2	176
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$-	$-	$6.50	$5.61

Revenues - V2O5[1]	$3,970	$10,271	$37,848	$58,434
V2O5 sold (000s lb)	773	2,053	6,470	9,508
V2O5 revenues per pound of V2O5 sold ($/lb)	$5.14	$5.00	$5.85	$6.15

Revenues - V2O3 produced[1]	$194	$457	$4,134	$8,353
V2O3 sold - produced (000s lb)	27	59	500	898
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$7.19	$7.75	$8.27	$9.30

Revenues - FeV produced[1]	$16,413	$12,212	$59,233	$46,890
FeV sold - produced (000s kg)	835	585	2,945	2,221
FeV revenues per kg of FeV sold - produced ($/kg)	$19.66	$20.88	$20.11	$21.11

Revenues - FeV purchased[1]	$-	$106	$4,582	$4,872
FeV sold - purchased (000s kg)	-	5	197	227
FeV revenues per kg of FeV sold - purchased ($/kg)	$-	$21.20	$23.26	$21.46

Revenues - FeV[1]	$16,413	$12,318	$63,815	$51,762
FeV sold (000s kg)	835	590	3,142	2,448
FeV revenues per kg of FeV sold ($/kg)	$19.66	$20.88	$20.31	$21.14

Revenues[1]	$20,577	$23,046	$105,797	$118,549
V2O5 equivalent sold (000s lb)	3,562	4,041	17,430	18,519
Revenues per pound sold ($/lb)	$5.78	$5.70	$6.07	$6.40

  Year ended as per note 23 as per the 2025 annual consolidated financial statements.

Cash Operating Costs, Cash Operating Costs Excluding Royalties and Adjusted Cash Operating Costs Excluding Royalties

The Company refers to cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the 2025 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Operating costs[1]	$25,792	$30,194	$132,640	$145,818
Professional, consulting and management fees[2]	613	474	1,958	1,875
Other general and administrative expenses[3]	358	(38)	1,126	898
Less: ilmenite costs and write-down[1]	(1,730)	(2,317)	(7,819)	(8,192)
Less: conversion costs[1]	(4,077)	(2,217)	(13,762)	(8,240)
Less: product acquisition costs[1]	-	(99)	(4,580)	(4,996)
Less: distribution costs[1]	(1,083)	(1,601)	(7,305)	(7,418)
Less: inventory write-down[4]	(4)	23	(4)	(238)
Less: depreciation and amortization expense[1]	(6,475)	(7,984)	(21,107)	(26,795)
Cash operating costs	$13,484	$16,406	$81,147	$92,200
Less: royalties[1]	(1,612)	(1,630)	(5,096)	(7,052)
Cash operating costs excluding royalties	$11,782	$14,776	$76,051	$85,148
Less: vanadium inventory write-down[5]	(301)	(2,517)	(20,408)	(13,897)
Adjusted cash operating costs excluding royalties	11,481	12,259	$55,643	$71,251
Produced V2O5 sold (000s lb)	$3,563	$4,024	$16,773	$17,603
Cash operating costs per pound ($/lb)	$3.76	$4.08	$4.84	$5.24
Cash operating costs excluding royalties per pound ($/lb)	$3.31	$3.67	$4.53	$4.84
Adjusted cash operating costs excluding royalties per pound ($/lb)	$3.22	$3.05	$3.32	$4.05

  Year ended as per note 24.

Three months ended calculated as the amount per note 24 less the corresponding amount disclosed for the twelve-month period in note 20 of the Company's consolidated financial statements for the three and twelve months ended December 31, 2025 and 2024.

  Year ended as per the Mine properties segment in note 19.

Three months ended calculated as the amount for the Company's Mine properties segment in note 19 less the corresponding amount disclosed for the Mine properties segment for the twelve-month period in note 16 of the Company's consolidated financial statements for the three and twelve months ended December 31, 2025 and 2024.

  Year ended as per the Mine properties segment in note 19 less the decrease in legal provisions of $55 as noted in the "other general and administrative expenses" section on page 7 of the  MD&A. for the Year Ended December 31, 2025

Three months ended calculated as the amount for the Company's Mine properties segment in note 19 less the decrease in legal provisions of $55, less the corresponding amount disclosed for the Mine properties segment for the twelve-month period in note 16 of the Company's consolidated financial statements for the three and twelve months ended December 31,  2025 and 2024.

  Year ended as per note 5 for warehouse materials.

Three months ended calculated as the amount per above less the corresponding amount disclosed for the twelve-month period in note 5 of the Company's consolidated financial statements for the three and twelve months ended December 31, 2025 and 2024.

  Year ended as per note 5 for vanadium finished products.

Three months ended calculated as the amount per above less the corresponding amount disclosed for the twelve-month period in note 5 of the Company's consolidated financial statements for the three and twelve months ended December 31, 2025 and 2024.

EBITDA and Adjusted EBITDA

The Company refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the 2025 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Net loss	$(17,165)	$(12,990)	$(68,738)	$(50,565)
Foreign exchange gain (loss)	3,156	8,560	(8,679)	12,517
Share-based payments	1,428	138	2,289	1,321
Finance costs	3,957	2,360	13,143	9,460

Interest income	(86)	(92)	(283)	(1,523)
Income tax recovery	(112)	29	-	(2,813)
Deferred income tax expense (recovery)	(4,812)	(6,325)	17,063	(17,867)
Depreciation[1]	6,699	8,205	21,995	28,675
EBITDA	$(6,935)	$(115)	$(23,210)	$(20,795)
Inventory write-down[2]	962	5,627	21,272	18,475
Write-down of vanadium assets	(569)	(78)	(294)	1,119
Movement in legal provisions[3]	67	(3,097)	147	(1,967)
Gain on disposal of interest in subsidiary	-	-	(5,179)	-
Adjusted EBITDA	$(6,475)	$2,337	$(7,264)	$(2,076)
Less: Clean Energy Adjusted EBITDA	2,737	1,906	8,836	9,345
Less: LPV Adjusted EBITDA	198	223	831	707
Mining Operations Adjusted EBITDA	$(3,540)	$4,466	$2,403	$7,976

  Year ended as per the consolidated statements of cash flows.

Three months ended calculated as the amount per the consolidated statements of cash flows less the corresponding amount disclosed for the twelve-month period in the consolidated statements of cash flows of the Company's consolidated financial statements for the three and twelve months ended December 31, 2025, and 2024.

  Year ended as per note 5. Three months ended calculated as the amount per note 5 less the corresponding amount disclosed for the twelve-month period in note 5 of the Company's consolidated financial statements for the three and twelve months ended December 31, 2025 and 2024.
  Year ended as per note 6. Three months ended calculated as the amount per note 6 less the corresponding amount disclosed for the twelve-month period in note 6 of the Company's consolidated financial statements for the three and twelve months ended December 31, 2025 and 2024. Three months ended calculated as the amount per note 23 less the corresponding amount disclosed for the twelve-month period in note 19 of the Company's consolidated financial statements for the three and twelve months ended December 31, 2025 and 2024.